UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Liquidmetal Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

53634 X 100

(CUSIP Number)

Wynnefield Capital, Inc.
Wynnefield Capital Management LLC
Attn: Nelson Obus
450 Seventh Avenue, Suite 509
New York, New York 10123

Copy to:
Gersten Savage LLP
600 Lexington Avenue
New York, NY 10022
(212) 752-9700 Fax: (212) 980-5192
Attention: David E. Danovitch, Esq.

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value LP TAX ID #: 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,019,531 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 433,266 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 310,910 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,019,531 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 433,266 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 310,910 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,019,531 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 433,266 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 310,910 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.28%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value LP I TAX ID #: 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,370,294 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 567,372 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 407,143 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,370,294 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 567,372 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 407,143 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,370,294 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 567,372 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 407,143 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.06%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund Ltd. TAX ID #: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.00%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. TAX ID #: 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, owned by Wynnefield Small Cap Value Offshore Fund Ltd.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, owned by Wynnefield Small Cap Value Offshore Fund Ltd.

	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, owned by Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.00%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC TAX ID #: 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

2,389,825 shares of common stock, consisting of an aggregate (i) 671,134 shares of Common Stock; (ii) 1,000,638 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 718,053 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

2,389,825 shares of common stock, consisting of an aggregate (i) 671,134 shares of Common Stock; (ii) 1,000,638 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 718,053 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,389,825 shares of common stock, consisting of an aggregate (i) 671,134 shares of Common Stock; (ii) 1,000,638 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 718,053 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.34%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8
SHARED VOTING POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

	9	SOLE DISPOSITIVE POWER 0
	10
SHARED DISPOSITIVE POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8
SHARED VOTING POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

	9	SOLE DISPOSITIVE POWER 0
	10
SHARED DISPOSITIVE POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%
14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 1
TO
SCHEDULE 13D

This Amendment No. 1 amends certain of the information contained in the Statement on Schedule 13D (the “Schedule 13D”) filed by the parties named above (collectively, the “Wynnefield Reporting Persons”). Certain information in the Schedule 13D which has not changed since the filing thereof is not restated herein. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 4. Purpose of Transaction.

During Late August, early September 2008, the Wynnefield Reporting Persons and the Issuer engaged in discussions relating to the Wynnefield Reporting Persons’ view that the Issuer had defaulted on the Notes. On September 9, 2008, the Wynnefield Reporting Persons offered certain settlement terms, which the Issuer rejected, and on September 14, 2008, the Issuer counter-offered settlement terms that were unacceptable to the Wynnefield Reporting Persons. On September 18, 2008, the Wynnefield Reporting Persons sent a letter to the Issuer formally rejecting the terms. A copy of the letter is attached hereto as Exhibit A. The Wynnefield Reporting Persons again notified the Issuer that it believed that the Issuer was in Default with respect to the Notes, and that the Issuer is continuously misleading its investors and the investing public by violating its reporting obligations under the securities laws through its failure to disclose such Default on reports required by the SEC.

As a result of these events, the Wynnefield Reporting Persons intend to increase their efforts to protect their interests and the interests of other shareholders and creditors. The Wynnefield Reporting Persons are also considering taking steps to bring about other changes, which may include changes in the board composition by nominating at least one new member to the Issuer’s Board of Directors, as well as the pursuit of other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, and to discuss such issues with the Issuer's directors, management, shareholders and other parties. The Wynnefield Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Issuer and its securities under the circumstances as they then exist.

The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock of the Issuer in the open market or otherwise and reserve the right to dispose of any or all of their shares in the open market or otherwise, at any time and from time to time.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Letter dated September 18, 2008

Exhibit B	Joint Filing Agreement dated as of September 18, 2008.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2008	WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

	By:	Wynnefield Capital Management, LLC,
General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

	By:	Wynnefield Capital Management, LLC,
General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

	By:	Wynnefield Capital, Inc.

	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

	By:	/s/ Nelson Obus
Nelson Obus, President

s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually

EXHIBIT A

September 18, 2008

VIA FACSIMILE & FEDERAL EXPRESS

Liquidmetal Technologies, Inc.
30452 Esperanza
Rancho Santa Marguerita, CA 90268
ATTN: John Kang

Re: Rejection of Terms

Dear Mr. Kang:

Reference is made to that certain Convertible Subordinated Note dated as of January 3, 2007 (the “Note”) issued by Liquidmetal Technologies, Inc. (the “Company”) pursuant to that certain Securities Purchase Agreement dated as of January 3, 2007 (the “SPA”) between the Company and certain purchasers, including funds managed by Wynnefield Capital, Inc. (“Wynnefield” or the “Holder”). We have reviewed your draft letter agreement dated September 14, 2008 (the “Draft Letter”) which purportedly memorializes our understanding with respect to terms of settlement. The purpose of this letter is to notify you that the terms set forth in the Draft Letter are unacceptable and we are rejecting your offered terms.

As we have indicated on numerous occasions, the Company is currently in Default with respect to the Notes. Pursuant to the disclosure rules of the U.S. Securities and Exchange Commission (“SEC”), the Company, as a reporting company subject to the Securities Exchange Act of 1934, as amended, is required to disclose such Default, as well as the consequential obligations, on a Current Report on Form 8-K under Item 2.04 of Form 8-K - “Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation Under an Off Balance Sheet Arrangement.” This Form 8-K is required to be filed within four business days after the occurrence of such event. Accordingly, this Form 8-K should have been filed no later than August 6, 2008, however, to date, no such report has been filed. Further, the Company has not disclosed the Default in any other filing with the SEC. Through this lack of disclosure, the Company is continuously misleading its investors and the investing public. Accordingly, Wynnefield intends to protect its interests as well as the interests of the other holders of the Notes and of the Company’s other securities.

Very truly yours, Wynnefield Partners Small Cap Value LP Wynnefield Partners Small Cap Value LP I Wynnefield Small Cap Value Offshore Fund, Ltd By: Wynnefield Capital, Inc. Nelson Obus, President

EXHIBIT B

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 18th day of September, 2008, by and among Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management LLC, Wynnefield Capital Inc., Nelson Obus and Joshua Landes.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Liquidmetal Technologies, Inc. that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually